                                  SCHEDULE 13D
                               (Amendment No. 4 )
                    Under the Securities Exchange Act of 1934


                      INTERNATIONAL ALLIANCE SERVICES, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                   458875 10 1
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                                 (CUSIP Number)

                             Michael A. Ellis, Esq.
                  Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
                             2600 Tower at Erieview
                              1301 E. Ninth Street
                              Cleveland, Ohio 44114
                                 (216) 696-3311
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE Notices and Communications)


                              September 22, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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                                  SCHEDULE 13D

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CUSIP No.  458875 10 1                                         Page 2 of 4 Pages
                                                                   ---  ---
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   1            NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ALLIANCE HOLDING CORPORATION
                34-1577904
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   2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[X]
                                                                          (b)[ ]

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   3            SEC USE ONLY

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   4            SOURCE OF FUNDS (See Instructions)

                NOT APPLICABLE
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   5            Check If Disclosure of Legal Proceedings
                Is Required Pursuant to Items 2(d) or 2(e)                   [ ]
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   6            Citizenship or Place of Organization

                OHIO
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  NUMBER OF     7     SOLE VOTING POWER
   SHARES
BENEFICIALLY          0
  OWNED BY     -----------------------------------------------------------------
    EACH        8     SHARED VOTING POWER
  REPORTING
 PERSON WITH          7,991,556
                      (SEE ITEM 5 BELOW)
               -----------------------------------------------------------------
                9     SOLE DISPOSITIVE POWER

                      0
               -----------------------------------------------------------------
               10     SHARED DISPOSITIVE POWER

                      0
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  11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      7,991,566
                      (SEE ITEM 5 BELOW)
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  12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*                                                      [ ]

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  13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      20.3%
                      (SEE ITEM 5 BELOW)
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  14            TYPE OF REPORTING PERSON*

                      CO
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         Alliance Holding Corporation, a Delaware corporation ("Alliance"), and
Mr. Joseph E. LoConti (together, the "Reporting Persons" and individually, the "Reporting Person") hereby make the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder. This Statement is an amendment to the
Schedule 13D dated October 18, 1996 filed jointly by the Reporting Persons (the "Original Schedule 13D"), as amended by the Schedule 13D dated January 31, 1997,
Schedule 13D dated April 3, 1997, and the Schedule 13D dated April 21, 1997, filed by each of the Reporting Persons (collectively, the "Original Schedule 13D").

ITEM 5. INTEREST IN SECURITIES OF ISSUER
        --------------------------------

         (a)(i) As of September 30, 1997, Alliance beneficially owned an aggregate of 7,991,566 shares of Common Stock constituting approximately 20.3% of the 39,453,002 shares of Common Stock deemed outstanding as of September 30, 1997. All of the shares of Common Stock owned of record by Westbury (Bermuda) Ltd. ("Westbury") are deemed beneficially owned by Alliance pursuant to the terms of the voting trust described in the Original Schedule 13D (the "Voting Trust"). On March 25, 1997, Alliance and MGD Holdings Ltd., the predecessor-in-interest to Westbury, entered into an agreement to terminate such Voting Trust, subject to the receipt of any necessary regulatory approvals. The parties are still awaiting such approvals. Accordingly, if and when such approval is obtained, Alliance would not beneficially own any shares of Common Stock and would no longer be a reporting person for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

         (ii) As of September 30, 1997, Mr. LoConti beneficially owned an aggregate of 14,198,256 shares of Common Stock, which includes warrants to purchase 688,800 shares of Common Stock, 7,991,566 shares of Common Stock owned of record by Westbury and 2,912,400 owned of record by Sophia Management Ltd., a limited liability company of which Mr. LoConti is a managing member ("Sophia"). The foregoing securities represent approximately 35.4% of the 40,141,802 shares of Common Stock deemed outstanding as of September 30, 1997. Mr. LoConti disclaims beneficial ownership of the shares owned by Westbury, since he lacks any pecuniary interest in those shares. As a result of the Voting Trust, Mr. LoConti has indirect beneficial ownership of the shares of Common Stock owned of record by Westbury. If and when regulatory approval is obtained to terminate such trust, Mr. LoConti would beneficially own 6,206,700 shares of Common Stock constituting approximately 15.5% of the 40,141,802 shares of Common Stock deemed outstanding as of September 30, 1997.

         (b)(i) As of September 30, 1997, Alliance shared voting power with respect to 7,991,556 shares of Common Stock owned of record by Westbury.

         (ii) As of September 30, 1997, Mr. LoConti shared voting power with respect to 7,991,556 shares of Common Stock owned of record by Westbury. In addition, Mr. LoConti has sole voting and investment power with respect to an additional 6,206,700 shares of Common Stock, including 688,800 shares issuable upon exercise of outstanding warrants.


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         (c) Within the last 60 days, the Reporting Persons and persons named in paragraph (a) have effected the following transactions not previously reported:

                  (i) During the period September 22 through 29, 1997, after receiving permission from the Board of Directors of IASI, Sophia exchanged, in the aggregate, 477,600 shares of IASI Common Stock in extinguishment of approximately $2,810,500 of funded indebtedness plus other liabilities of Sophia. The acquirors of the IASI Common Stock agreed to abide by the same contractual limitations on the sale of the IASI Common Stock that applied to Sophia. As a consequence, 457,600 IASI shares may not be resold by the acquirors until the end of the lock-up period, October 18, 1998.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
        --------------------------------

         Exhibit 1: Joint Filing Agreement (previously filed)



                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my respective knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.

                               ALLIANCE HOLDING CORPORATION


Dated: October 1, 1997         By: /s/ Joseph E. LoConti
                                   ------------------------------------------
                                   Joseph E. LoConti,
                                   Chairman of the Board and President


Dated October 1, 1997              /s/ Joseph E. LoConti
                                   ------------------------------------------
                                   Joseph E. LoConti



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